DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

04009570

February 25, 2004

Robert C. Thomas
Vice President & General Counsel
Edge Petroleum Corporation
1301 Travis
Suite 2000
Houston, TX 77002

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/25/2004

Re: Edge Petroleum Corporation
Incoming letter dated January 13, 2004

Dear Mr. Thomas:

This is in response to your letters dated January 13, 2004, January 15, 2004 and January 28, 2004 concerning the shareholder proposal submitted to Edge Petroleum by Marlin Capital, The Private Investment Fund, and Mark G. Egan. We also have received a letter from the proponents dated January 27, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Mark G. Egan
Marlin Capital Corp.
John Hancock Center
875 N. Michigan Ave
Suite 3412
Chicago, IL 60611-1896

EDGE PETROLEUM CORPORATION

January 15, 2004

Robert C. Thomas
Vice President & General Counsel

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Letter dated January 13, 2004 from Edge Petroleum Corporation Requesting No-Action Letter as to Exclusion from Proxy Materials of Shareholder Proposal Submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company"), submitted a letter dated January 13, 2004 pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "No-Action Request"). A copy of the No-Action Request is attached hereto as Exhibit A.

The purpose of this letter is to correct a typographical error contained in the first sentence of the second paragraph of the No-Action Request, which reads, "The Company received the Proponents' letter dated January 7, 2004 by facsimile on January 7, 2003 and by Federal Express on January 8, 2004." The Company received the Proponents' letter by facsimile on January 7, 2004, and *not* on January 7, 2003 as is indicated erroneously in the No-Action Request. Accordingly, as discussed in more detail in the No-Action Request, the submission was not timely under Rule 14a-8(e)(2). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials, for the reason that the Proposal was not timely submitted under Rule 14a-8(e).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

RCT/km

Enclosures

cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President & General Counsel

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action Letter from Edge Petroleum Corporation as to Exclusion from Proxy Materials of Shareholder Proposal Submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan (the "Proponents") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "Annual Meeting"). A copy of the Proponent's correspondence dated January 7, 2004, including the Proposal, is attached hereto as Exhibit A. The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials, for the reason that the Proposal was not timely submitted under Rule 14a-8(e). The Company intends to file its definitive Proxy Materials for the Annual Meeting on or about April 5, 2004, and the Annual Meeting is scheduled to occur on or about May 5, 2004.

The Company received the Proponents' letter dated January 7, 2004 by facsimile on January 7, 2003 and by Federal Express on January 8, 2004. The deadline for submission of proposals for the Annual Meeting under Rule 14a-8 was December 9, 2003, as indicated in the excerpt set forth below from page 22 of the Company's proxy statement, dated April 7, 2003, relating to its 2003 annual meeting:

1301 Travis, Suite 2000, Houston, Texas 77002 Phone: 713/654-8960 FAX: 713/654-5049

Stockholder Proposals -- Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003. However, if the date of the 2004 Annual Meeting of Stockholders changes by more than 30 days from the date of the 2003 Annual Meeting of Stockholders, the deadline by which proposals must be received is a reasonable time before the Company begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

The same information was included on page 107 of the Company's joint proxy statement/prospectus dated October 31, 2003 for a special meeting of stockholders called to approve a merger transaction.

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. In the case of the Company, the 120th day before such date was December 9, 2003, as indicated in both of the 2003 proxy statements. The Staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's executive offices even one day past the deadline. See, e.g., Viacom Inc. (March 10, 2003); SBC Communications Inc. (December 24, 2002); and Hewlett-Packard Company (November 27, 2000). See also Actuant Corporation (November 26, 2003). The Proponents failed to deliver the Proposal to the Company's principal executive office on or before the December 9, 2003 deadline, as required by Rule 14a-8(e) and set forth in both of the Company's 2003 proxy statements.

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Company's Proxy Materials under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

Enclosures

cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan



MARLIN CAPITAL CORP.
JOHN HANCOCK CENTER
875 N. MICHIGAN AVE., STE. 3412
CHICAGO, ILLINOIS 60611-1896

(312) 705-9003
(312) 705-9005 FAX

FACSIMILE COVER PAGE

DATE: 1-7-04 TIME: ____

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Robert C. Thomas, Corporate Secretary

COMPANY: Edge Petroleum Corporation

FACSIMILE #: (713) 654-5049

FROM: Mark Egan, President, Marlin Capital Corp

NOTES:
Notice of Intention to Present Business at 2004 Annual Meeting

ORIGINAL WILL BE SENT? YES ✓ NO ____
NUMBER OF PAGES, INCLUDING COVER SHEET: ____

C.C. Christopher A. McVety, Attorney at Law
Sachnoff & Weaver, Ltd.

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

January 7, 2004

VIA FedEX &
VIA Facsimile

Robert C. Thomas
Corporate Secretary
Edge Petroleum Corporation
1301 Travis
Suite 2000
Houston, TX 77002

Re: Notice of Intention to Present Business at 2004 Annual Meeting

Dear Mr. Thomas

We have been advised that January 8, 2004 is the deadline for a stockholder to submit a proposal for inclusion in the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") of Edge Petroleum Corporation (the "Corporation"). In accordance with Section 2.8(a) of the Corporation's Second Amended Bylaws (the "Bylaws") and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), this letter serves as notice that Marlin Capital Corp., The Private Investment Fund, LP and Mark G. Egan (collectively, the "Holders"), stockholders of record of the Corporation, respectfully submit a proposal to reduce the number of directors on the board of directors of the Corporation as set forth on Schedule 1 attached hereto (the "Proposal") for inclusion in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting.

The following is the information required by the Bylaws and Rule 14a-8 with respect to the Proposal:

(i) A description of the Proposal and reason for submission at the 2004 Annual Meeting:

See Schedule 1 attached hereto.

(ii) Name and address of the stockholder(s) submitting the Proposal:

Marlin Capital Corp.
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

The Private Investment Fund LP
John Hancock Center

875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

Mark G. Egan
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

(iii) Class and number of shares of the Corporation which are owned beneficially by the Holders submitting the Proposal:

The Holders hereby represent that they (a) are the beneficial owners of record of 941,000 of common stock of the Corporation entitled to vote for the election of directors on the date hereof, (b) have held such shares at all time since at least one year prior to the date hereof and that such shares have a market value of at least $2,000, and (c) intend to continue to hold such shares through at least the date following the date of the 2004 Annual Meeting.

(iv) Financial or other interest in submitting the Proposal:

Other than the Holders' interest as stockholders of the Corporation in increasing the efficiency and effectiveness of the board of directors as referenced in the Proposal, the Holders have no financial or other interest in submitting the Proposal.

(v) Intention to appear in person or by proxy:

By signature below, the Holders represent that they intend to appear in person or by proxy through their authorized representative at the 2004 Annual Meeting to present the Proposal.

The Holders request written notice as soon as practicable of any alleged defect in this Notice or the Proposal and reserve the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. The Holders reserve the right to give notice of their intention to present additional business for consideration at the 2004 Annual Meeting or other meeting of the Corporation's stockholders, or to revise the business described herein.

Sincerely,

MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: President

MARK G. EGAN, individually

____

SCHEDULE 1

Stockholder Proposal Concerning the Size of the Board of Directors

Marlin Capital Corp., the Private Investment Fund LP and Mark G. Egan collectively have given notice that they intend to present for action at the 2004 Annual Meeting the following proposal:

RESOLVED: The stockholders of Edge Petroleum Corporation (the "Corporation") hereby request the board of directors take all steps necessary to change the composition of the board of directors by reducing the actual number of incumbent directors from the current number of eight to five directors. The board of directors should implement the proposal above by means of By-Law changes and/or other necessary procedures in accordance with applicable law. This proposal would be effective for nominees for director at meetings subsequent to the 2004 Annual Meeting and need, therefore, not affect the unexpired terms of the existing directors.

SUPPORTING STATEMENT FROM SHAREHOLDERS

The effective structure and functioning of the board of directors are considered by most observers to be of paramount importance in ensuring the long-term success of a company. Issues relating to the board are viewed as appropriate for shareholder involvement because directors are shareholders' elected representatives. In order to promote a more efficient, functional and flexible board, there should be fewer directors. We believe that the current number of directors is excessive and not in the best interest of the Corporation and its stockholders.

We believe that smaller boards are often more cohesive and work more effectively than large boards. In addition, a smaller board will permit the Corporation greater flexibility by allowing the directors to have more face-to-face meetings on shorter notice throughout the year. Currently the number of directors on the Corporation's board is eight, which we believe is grossly out of proportion to the optimal size for a company with fewer than 35 employees in the oil and gas exploration industry, especially given the Corporation's current market capitalization. Moreover, the only reason that the Corporation's board now has eight directors rather than nine, is because earlier this year one director resigned and the board decided not to fill the vacancy.

This proposal is not intended to effectuate a direct change of control of the Corporation. Rather, we simply desire the Corporation to be more flexible. The current number of directors is unwieldy and only serves the entrenched interests of the current board, rather than the interests of the Corporation and its stockholders. We believe that five directors is the most favorable number and we therefore urge our fellow stockholders to support this reform.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

EDGE PETROLEUM CORPORATION

RECEIVED

2004 JAN 14 PM 5:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert C. Thomas
Vice President & General Counsel

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action Letter from Edge Petroleum Corporation as to Exclusion from Proxy Materials of Shareholder Proposal Submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan (the "Proponents") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "Annual Meeting"). A copy of the Proponent's correspondence dated January 7, 2004, including the Proposal, is attached hereto as Exhibit A. The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials, for the reason that the Proposal was not timely submitted under Rule 14a-8(e). The Company intends to file its definitive Proxy Materials for the Annual Meeting on or about April 5, 2004, and the Annual Meeting is scheduled to occur on or about May 5, 2004.

The Company received the Proponents' letter dated January 7, 2004 by facsimile on January 7, 2003 and by Federal Express on January 8, 2004. The deadline for submission of proposals for the Annual Meeting under Rule 14a-8 was December 9, 2003, as indicated in the excerpt set forth below from page 22 of the Company's proxy statement, dated April 7, 2003, relating to its 2003 annual meeting:

> Stockholder Proposals -- Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003. However, if the date of the 2004 Annual Meeting of Stockholders changes by more than 30 days from the date of the 2003 Annual Meeting of Stockholders, the deadline by which proposals must be received is a reasonable time before the Company begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

The same information was included on page 107 of the Company's joint proxy statement/prospectus dated October 31, 2003 for a special meeting of stockholders called to approve a merger transaction.

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. In the case of the Company, the 120th day before such date was December 9, 2003, as indicated in both of the 2003 proxy statements. The Staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's executive offices even one day past the deadline. See, e.g., Viacom Inc. (March 10, 2003); SBC Communications Inc. (December 24, 2002); and Hewlett-Packard Company (November 27, 2000). See also Actuant Corporation (November 26, 2003). The Proponents failed to deliver the Proposal to the Company's principal executive office on or before the December 9, 2003 deadline, as required by Rule 14a-8(e) and set forth in both of the Company's 2003 proxy statements.

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Company's Proxy Materials under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

Enclosures

cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan



MARLIN CAPITAL CORP.
JOHN HANCOCK CENTER
875 N. MICHIGAN AVE., STE. 3412
CHICAGO, ILLINOIS 60611-1896

(312) 705-9003
(312) 705-9005 FAX

FACSIMILE COVER PAGE

DATE: 1-7-04 TIME: ______________

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Robert C. Thomas, Corporate Secretary

COMPANY: Edge Petroleum Corporation

FACSIMILE #: (713) 654-5049

FROM: Mark Egan, President, Marlin Capital Corp

NOTES:

Notice of Intention to Present Business at 2004 Annual Meeting

ORIGINAL WILL BE SENT? YES ✓ NO ____

NUMBER OF PAGES, INCLUDING COVER SHEET: ______

C.C. Christopher A. McVety, Attorney at Law
Sachnoff & Weaver, Ltd.

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

January 7, 2004

VIA FedEX &
VIA Facsimile

Robert C. Thomas
Corporate Secretary
Edge Petroleum Corporation
1301 Travis
Suite 2000
Houston, TX 77002

Re: Notice of Intention to Present Business at 2004 Annual Meeting

Dear Mr. Thomas

We have been advised that January 8, 2004 is the deadline for a stockholder to submit a proposal for inclusion in the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") of Edge Petroleum Corporation (the "Corporation"). In accordance with Section 2.8(a) of the Corporation's Second Amended Bylaws (the "Bylaws") and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), this letter serves as notice that Marlin Capital Corp., The Private Investment Fund, LP and Mark G. Egan (collectively, the "Holders"), stockholders of record of the Corporation, respectfully submit a proposal to reduce the number of directors on the board of directors of the Corporation as set forth on Schedule 1 attached hereto (the "Proposal") for inclusion in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting.

The following is the information required by the Bylaws and Rule 14a-8 with respect to the Proposal:

(i) A description of the Proposal and reason for submission at the 2004 Annual Meeting:

See Schedule 1 attached hereto.

(ii) Name and address of the stockholder(s) submitting the Proposal:

Marlin Capital Corp.
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

The Private Investment Fund LP
John Hancock Center

875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

Mark G. Egan
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

(iii) Class and number of shares of the Corporation which are owned beneficially by the Holders submitting the Proposal:

The Holders hereby represent that they (a) are the beneficial owners of record of 941,000 of common stock of the Corporation entitled to vote for the election of directors on the date hereof, (b) have held such shares at all time since at least one year prior to the date hereof and that such shares have a market value of at least $2,000, and (c) intend to continue to hold such shares through at least the date following the date of the 2004 Annual Meeting.

(iv) Financial or other interest in submitting the Proposal:

Other than the Holders' interest as stockholders of the Corporation in increasing the efficiency and effectiveness of the board of directors as referenced in the Proposal, the Holders have no financial or other interest in submitting the Proposal.

(v) Intention to appear in person or by proxy:

By signature below, the Holders represent that they intend to appear in person or by proxy through their authorized representative at the 2004 Annual Meeting to present the Proposal.

The Holders request written notice as soon as practicable of any alleged defect in this Notice or the Proposal and reserve the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. The Holders reserve the right to give notice of their intention to present additional business for consideration at the 2004 Annual Meeting or other meeting of the Corporation's stockholders, or to revise the business described herein.

Sincerely,

MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: ~~President~~

MARK G. EGAN, individually

____

SCHEDULE 1

Stockholder Proposal Concerning the Size of the Board of Directors

Marlin Capital Corp., the Private Investment Fund LP and Mark G. Egan collectively have given notice that they intend to present for action at the 2004 Annual Meeting the following proposal:

RESOLVED: The stockholders of Edge Petroleum Corporation (the "Corporation") hereby request the board of directors take all steps necessary to change the composition of the board of directors by reducing the actual number of incumbent directors from the current number of eight to five directors. The board of directors should implement the proposal above by means of By-Law changes and/or other necessary procedures in accordance with applicable law. This proposal would be effective for nominees for director at meetings subsequent to the 2004 Annual Meeting and need, therefore, not affect the unexpired terms of the existing directors.

SUPPORTING STATEMENT FROM SHAREHOLDERS

The effective structure and functioning of the board of directors are considered by most observers to be of paramount importance in ensuring the long-term success of a company. Issues relating to the board are viewed as appropriate for shareholder involvement because directors are shareholders' elected representatives. In order to promote a more efficient, functional and flexible board, there should be fewer directors. We believe that the current number of directors is excessive and not in the best interest of the Corporation and its stockholders.

We believe that smaller boards are often more cohesive and work more effectively than large boards. In addition, a smaller board will permit the Corporation greater flexibility by allowing the directors to have more face-to-face meetings on shorter notice throughout the year. Currently the number of directors on the Corporation's board is eight, which we believe is grossly out of proportion to the optimal size for a company with fewer than 35 employees in the oil and gas exploration industry, especially given the Corporation's current market capitalization. Moreover, the only reason that the Corporation's board now has eight directors rather than nine, is because earlier this year one director resigned and the board decided not to fill the vacancy.

This proposal is not intended to effectuate a direct change of control of the Corporation. Rather, we simply desire the Corporation to be more flexible. The current number of directors is unwieldy and only serves the entrenched interests of the current board, rather than the interests of the Corporation and its stockholders. We believe that five directors is the most favorable number and we therefore urge our fellow stockholders to support this reform.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

January 27, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal to Reduce the Number of Directors on the Board of Directors of Edge Petroleum Corporation (the "Corporation")

Ladies and Gentlemen:

This letter is in response to the January 13, 2004 letter from Robert C. Thomas, General Counsel of the Corporation (the "Board's Response"). The Corporation seeks to omit the proposal submitted on behalf of Marlin Capital Corp., the Private Investment Fund LP, and Mark G. Egan (collectively, the "Proponents"), entitled, "Stockholder Proposal Concerning the Size of the Board of Directors," by asserting that it was not timely submitted under Rule 14a-8(e). However, the Proponents believe that by its correspondence from Mr. Thomas dated June 4, 2003 (a copy of which is attached as Exhibit 4 to the Proponents 13(d) filed on January 7, 2004, the "June Letter"), the Corporation either (i) explicitly amended the deadline by which stockholder proposals were to be submitted or (ii) mislead the Proponents regarding the deadline for submission of proposals. Either way, the Proponents respectfully request that the Staff deny the Corporation's request for no action relief.

Initially, please note that the Board's Response acknowledges that the Proponents' stockholder proposal was received by the Corporation by facsimile on January 7, 2004 (error corrected in January 15, 2004 correspondence from Mr. Thomas) and by Federal Express on January 8, 2004. This acknowledgement is critical to the Proponents' belief that its stockholder proposal should be included in the Corporation's proxy materials for its 2004 annual meeting of stockholders (the "Annual Meeting"), as will be explained more fully below.

In response to several attempts by the Proponents to have the Corporation's board of directors address certain issues related to corporate governance, Mr. Thomas detailed in the June Letter the requirements necessary for a stockholder proposal to be included in the proxy materials for the Annual Meeting. The deadline for submission of proposals for the Annual Meeting, as explicitly stated in the excerpt set forth below from the June Letter, was January 8, 2004:

"...if the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring other business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004."

Throughout the rest of 2003 the Proponents continued to attempt to work with the Corporation's board of directors to institute fundamental changes in the Corporation's corporate governance. However, late in that same year, it became clear to the Proponents that the only way to institute any changes was going to be through a mandate of the Corporation's stockholders. Relying on the June Letter and the deadline contained therein for the submission of stockholder proposals pursuant to Rule 14a-8, the Proponents submitted their proposal on January 7, 2004 for inclusion in the proxy materials for the Annual Meeting.

In the June Letter, the paragraph following the language quoted above begins with the following sentence: "Please note that compliance with the above procedures does not require the Company to include the proposal in the Company's proxy solicitation material, which is a separate matter governed by Rule 14a-8 under the Securities Exchange Act of 1934 as amended." It is unclear which 'procedures' the Corporation is referring to in this statement, since the entire page preceding this sentence contains what could be referred to as 'procedures.' If anything, this sentence appears to direct the Proponents to Rule 14a-8 for procedures related to substance and content, rather than for a submission deadline. In fact, the way the June Letter is written implies that the deadline for submission outlined therein is an entirely separate matter from any procedure that must be fulfilled under Rule 14a-8. The June Letter directs the Proponents to the 2003 proxy materials as a statement of the deadline and procedures to be followed for the submission of a proposal, however the June Letter then goes on to purport to amend one very important 'procedure', the submission deadline.

The final paragraph of the June Letter begins with a sentence that states: "The foregoing information supercedes ***some*** of the information included under "Additional Information – Stockholder Proposals" in the Company's Proxy Statement dated April 7, 2003" (emphasis added). So in the same letter that is intended to assist the Proponents in submitting a stockholder proposal, the Corporation has both referred the Proponents to the April 7 proxy filing and superceded *some* of the information contained in that same filing. Upon further investigation, the only information that is conflicting between the June Letter and the April 7 proxy filing is the deadline for submitting a stockholder proposal pursuant to Rule 14a-8. This logic applies equally to the Corporation's October 31, 2003 proxy statement/prospectus filing which simply repeats practically verbatim the information found in the April 7 proxy filing.

We would not presume that the Corporation would intentionally mislead the Proponents. However, there is only one material difference between the June Letter and the Corporation's April 7 proxy and October 31 proxy filing, that being the date for stockholder proposals. One need not guess what information is the "some " that is superceded by the June Letter, as the date is the only difference. Therefore, the Proponents can only conclude that the Corporation intended to explicitly amend the date by which proposals were to be submitted from December 9, 2003 to January 8, 2004 as expressly indicated in the June Letter. Based on this logic, given the fact that the Proponent's proposal was submitted before the January 8, 2004 deadline, we believe the Proponents' proposal should be included in the Corporation's proxy materials for 2004.

In the Board's Response, Mr. Thomas cites several no-action letters where the Staff has strictly construed the deadline for stockholder proposal submissions. However, none of the cited precedent is applicable due to the fact that these no-action letters do not deal with a situation where the issuer explicitly informed a proponent of a deadline for filing a shareholder proposal for which the proponent relied. Instead, the Proponents would believe more applicable precedent can be found in the Staff Legal Bulletin, No. 14 (July 13, 2001) question 6, where the Staff expresses its view that each proposal will be evaluated in light of the situation surrounding that particular proposal submission.

The Corporation has a history, as indicated in the Proponents' 13(d) filing, of avoiding critical corporate governance issues through technicalities rather than addressing these issues head-on by putting them to a stockholder vote. Once again, rather than being straight forward with its stockholders, the Corporation is attempting to exclude the Proponents' proposal based on linguistic wrangling and technicalities. However, we respectfully request that the Staff carefully review the Corporation's statements in its June Letter and view these statements in light of their most direct meaning. A stockholder should not have to 'interpret' correspondence from an issuer, especially when that stockholder relies on the issuer's direction on matters pertaining to corporate governance and submission deadlines. Please let the stockholders be the ultimate arbitrators of this argument by denying the Corporation's request for no-action treatment.

If the Staff has any questions or concerns please do not hesitate to call. Thank you very much for your attention to this matter.

Very Truly Yours,

MARLIN CAPITAL CORP.

By: ____________________
Name: Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

By: ____________________

Name: Mark G. Egan
Its: President

MARK G. EGAN, individually

cc: Robert C. Thomas
Vice President, General Counsel and
Corporate Secretary

EDGE PETROLEUM CORPORATION

2004 JAN 29 PM 5:02

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Robert C. Thomas
Vice President & General Counsel

January 28, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities And Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Letter dated January 27, 2004 from Marlin Capital Corporation, The Private Investment Fund, LP and Mark G. Egan regarding Shareholder Proposal to Reduce the Number of Directors on the Board of Edge Petroleum Corporation

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company") appreciates this opportunity to respond to the captioned letter from Marlin Capital Corporation, The Private Investment Fund, LP and Mark G. Egan (collectively, the "Proponents") dated January 27, 2004 (the "Response"). The Response was sent in reply to the Company's letters dated January 13, 2004 and January 15, 2004 (together, the "No-Action Request") advising the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal submitted by the Proponents from the Company's proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "2004 Annual Meeting"). A copy of the No-Action Request (duplicative exhibits thereto omitted) and the Proponent's Response are attached hereto as Exhibits "A" and "B" respectively.

By way of background and in the interest of clarification of the Proponents' concerns, we note that in the case of the Company, as with most public companies and as referenced in Rule 14a-5(e) under the Securities Exchange Act of 1934 ("Rule 14a-5(e)"), there are two *different* deadlines relevant to shareholder proposals. In order to be eligible for consideration *at all* at a meeting of shareholders, a shareholder proposal must be submitted in advance of the deadline provided for in the Company's bylaws. In the case of the Company's 2004 Annual Meeting, the "advance notice deadline" under the Company's bylaws was January 8, 2004. Compliance with this bylaw provision deadline means that a proposal, if otherwise eligible, is in order and can be brought up for a vote of shareholders at the annual meeting. *However*, compliance with the bylaw advance notice deadline *does not* mean that the Company must include the shareholder proposal in the Company's Proxy Materials. In order to be eligible for inclusion in the Company's Proxy Materials, a shareholder proposal must also be submitted in advance of the deadline provided for under Rule 14a-8 under the Securities Exchange Act of 1934 ("Rule 14a-8") and comply with the other requirements of that rule. In the case of the Company's 2004 Annual Meeting, the deadline under Rule 14a-8 — that is, the deadline for submission of a shareholder proposal for purposes of considering whether it is eligible to be included in the Company's Proxy Materials — was December 9, 2003.

Also by way of background, we note that the advance notice provisions of the Company's bylaws were amended after the Company's 2003 annual meeting of shareholders. By contrast, the deadline under Rule 14a-8 for submission of a shareholder proposal for inclusion in the Company's Proxy Materials was never changed. The disclosure regarding both the Rule 14a-8 deadline and the bylaw advance notice deadline required by Rule 14a-5(e) that appeared in the Company's proxy statement dated April 7, 2003 for its 2003 annual meeting is attached hereto as Exhibit C (the "2003 Annual Meeting Proxy Statement"). The amendment to the bylaws changed the deadline under the bylaws for shareholder proposals to be considered at the 2004 Annual Meeting and subsequent annual meetings. The Company disclosed this change in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 ("the 10-Q," relevant excerpts of which are attached hereto as Exhibit D). In addition, the Company's proxy statement dated October 31, 2003 for a special meeting of shareholders included disclosure of the new deadline under the bylaws ("the Merger Proxy Statement," relevant excerpts of which are attached hereto as Exhibit E). Moreover, although not required to do so, the Company notified Mr. Egan (who is one of the Proponents and an affiliate of the other two Proponents) of the bylaw amendment and the new deadline under the bylaws in a letter dated June 4, 2003 (the "June Letter", which is attached hereto as Exhibit F), due to their prior discussions regarding shareholder proposals. At no point was the deadline under Rule 14a-8, or disclosure regarding that deadline, changed in any regard. The deadline under Rule 14a-8 was at all times December 9, 2003, the date disclosed in the 2003 Annual Meeting Proxy Statement, the 10-Q and the Merger Proxy Statement.

In the first paragraph of their Response, the Proponents suggest that in the Company's June Letter the Company either explicitly amended the deadline by which shareholder proposals were to be submitted in order to be included in the Company's Proxy Materials under Rule 14a-8 or misled the Proponents regarding the Rule 14a-8 deadline. **The Company did neither.** The purpose of the June Letter was, as a courtesy, to emphasize to Mr. Egan that the Board of Directors of the Company had amended its bylaws to change the deadline by which advance notice by a stockholder of any business to be brought before an annual meeting of stockholders must be given to the Secretary of the Company. We advised him in the June Letter that generally, for new business to be brought by stockholder before an annual meeting, written notice of the proposal must be given no less than 120 days prior to the anniversary of the prior year's meeting, with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date of the prior year's meeting. Accordingly, we advised Mr. Egan in the June Letter that stockholders who wish to nominate directors or bring other matters before the 2004 Annual Meeting must notify the Company no later than January 8, 2004.

The Company also emphasized to Mr. Egan in the June Letter that compliance with the bylaw advance notice procedures relating to shareholder proposals to be brought before an annual meeting of stockholders "does not require the Company to include the proposal in the Company's proxy solicitation materials, which is a separate matter governed by Rule 14a-8 under the Securities Act of 1934, as amended. Rule 14a-8 addresses when a Company must include a stockholders proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders." In the June Letter, having explained the separate nature of the Rule 14a-8 requirements, we then referred Mr. Egan to the 2003 Annual Meeting Proxy Statement for its additional discussion of Rule 14a-8. The 2003 Annual Meeting Proxy Statement states the following on page 22:

> "Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003."

Exactly the same statement is contained in the 10-Q and the Merger Proxy Statement.

The Proponents contend in their Response that in the June Letter the Company either changed its Rule 14a-8 deadline or misled the Proponents as to the Rule 14a-8 deadline. In fact, as discussed in the foregoing paragraph, the Company went to considerable pains in the June Letter to point out the existence of an independent requirement under Rule 14a-8 should Mr. Egan wish to have a proposal not only considered at a shareholder meeting, but also included in the Company's proxy statement. In their Response, the Proponents state that " the way the June Letter is written implies that the deadline for submission outlined therein is an entirely separate matter from any procedures that must be fulfilled under 14a-8." That is in fact the case and is *exactly* what the language from the June Letter quoted in the foregoing paragraph was intended to convey. It appears that the Proponents' contentions in their Response are based on the misconception that the advance notice bylaw deadline and the Rule 14a-8 deadline are the same or are dependent on one another, which is not typically the case for a public company and is not the case for the Company. For example, the Proponents indicate in the Response that in the first sentence of the fourth paragraph of the Company's June Letter it was unclear what the reference to "above procedures" is referring to "since the entire page preceding this sentence contains what could be referred to as 'procedures." The first three paragraphs of the June Letter are indeed a discussion of the amendment to the bylaw advance notice provision and a discussion of the procedures thereunder — that is obviously what the reference to "above procedures" was intended to refer to. In those foregoing first three paragraphs of the June Letter, *there is no discussion of Rule 14a-8* or of how one qualifies a proposal for inclusion in the Company's proxy statement. Likewise, the Response contains a somewhat confusing and erroneous discussion regarding the Company's statement in its June Letter that the information in the June Letter superseded "some" of the information included under "Additional Information - Stockholder Proposals" in the 2003 Annual Meeting Proxy Statement. In the Response, the Proponents indicate that the only difference between the June Letter and that section of the 2003 Annual Meeting Proxy Statement is the date of the deadline under Rule 14a-8. That is simply incorrect and further indicates apparent confusion on the part of the Proponents over the difference between the bylaw advance notice provision deadline and the Rule 14a-8 deadline. The June Letter does not in any way supersede the discussion in the 2003 Annual Meeting Proxy Statement of the Rule 14a-8 deadline. The difference being referred to in the June Letter was the change in the date of the deadline under the advance notice provision of the bylaws—this change was after all, the purpose of the June Letter. Since the bylaw advance notice deadline had changed, the discussion of that date in the 2003 Annual Meeting Proxy Statement was of course superseded. There is no indication in the June Letter that the 2003 Annual Meeting Proxy Statement discussion of Rule 14a-8 was superseded; in fact, the Company refers Mr. Egan to that very discussion for more details on the Rule 14a-8 requirements.

The deadline for submission of a shareholder proposal in order for it to be eligible for inclusion in the Company's Proxy Materials was and always has been December 9, 2003. There is no dispute that the Proposal was submitted after December 9, 2003. Accordingly, the Proposal was not submitted timely under Rule 14a-8. The Company respectfully reaffirms the request set forth in its No-Action Request, that the Staff of the Commission concur in the Company's determination to omit the Proposal from the Company's Proxy Materials under Rule 14a-8(e) and that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

Finally, we vehemently reject Mr. Egan's statement that the Company has a history of avoiding critical corporate governance issues by excluding shareholders like the Proponents rather that addressing their concerns head on by putting them to a shareholder vote. We object to this characterization. When we received Mr. Egan's March 2003 letter, we wrote to him on April 14, 2003 inviting him to come and meet with our Board to talk about his specific ideas. Eventually, Mr. Egan accepted our invitation, met with our Board, which engaged in an open and frank discussion with Mr. Egan of his proposals. ***Because Mr. Egan submitted his proposal under the bylaws in a timely manner with respect to business to be brought before the 2004 Annual Meeting, his proposal will be submitted to a vote at the 2004 Annual Meeting.*** However, because he missed the Rule 14a-8 deadline for inclusion in our proxy statement, his proposal will not be printed and included in the Company's proxy statement for such 2004 annual meeting. Like all other public companies, our shareholder meetings are formal affairs, governed by numerous federal and state rules and our bylaws. While we might have sympathy for a shareholder who inadvertently misses a deadline, if we made an exception for one, we would have to do the same for all. A public company is entitled to plan its annual meeting and proxy affairs according to the rules adopted by the SEC. That is what we have done.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibits, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,
EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and
Corporate Secretary

RCT/km

Enclosures

cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan

EDGE PETROLEUM CORPORATION

Exhibit A

January 15, 2004

Robert C. Thomas
Vice President & General Counsel

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Letter dated January 13, 2004 from Edge Petroleum Corporation Requesting No-Action Letter as to Exclusion from Proxy Materials of Shareholder Proposal Submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company"), submitted a letter dated January 13, 2004 pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "No-Action Request"). A copy of the No-Action Request is attached hereto as Exhibit A.

The purpose of this letter is to correct a typographical error contained in the first sentence of the second paragraph of the No-Action Request, which reads, "The Company received the Proponents' letter dated January 7, 2004 by facsimile on January 7, 2003 and by Federal Express on January 8, 2004." The Company received the Proponents' letter by facsimile on January 7, 2004, and *not* on January 7, 2003 as is indicated erroneously in the No-Action Request. Accordingly, as discussed in more detail in the No-Action Request, the submission was not timely under Rule 14a-8(e)(2). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials, for the reason that the Proposal was not timely submitted under Rule 14a-8(e).

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

RCT/km

Enclosures

cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President & General Counsel

January 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Request for No-Action Letter from Edge Petroleum Corporation as to Exclusion from Proxy Materials of Shareholder Proposal Submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan

Ladies and Gentlemen:

Edge Petroleum Corporation, a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") submitted by Marlin Capital Corp., The Private Investment Fund LP and Mark G. Egan (the "Proponents") from its proxy statement and form of proxy (together, the "Proxy Materials") for its 2004 annual meeting of shareholders (the "Annual Meeting"). A copy of the Proponent's correspondence dated January 7, 2004, including the Proposal, is attached hereto as Exhibit A. The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its Proxy Materials, for the reason that the Proposal was not timely submitted under Rule 14a-8(e). The Company intends to file its definitive Proxy Materials for the Annual Meeting on or about April 5, 2004, and the Annual Meeting is scheduled to occur on or about May 5, 2004.

The Company received the Proponents' letter dated January 7, 2004 by facsimile on January 7, 2003 and by Federal Express on January 8, 2004. The deadline for submission of proposals for the Annual Meeting under Rule 14a-8 was December 9, 2003, as indicated in the excerpt set forth below from page 22 of the Company's proxy statement, dated April 7, 2003, relating to its 2003 annual meeting:

1301 Travis, Suite 2000, Houston, Texas 77002 Phone: 713/654-8960 FAX: 713/654-5049

> Stockholder Proposals -- Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003. However, if the date of the 2004 Annual Meeting of Stockholders changes by more than 30 days from the date of the 2003 Annual Meeting of Stockholders, the deadline by which proposals must be received is a reasonable time before the Company begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

The same information was included on page 107 of the Company's joint proxy statement/prospectus dated October 31, 2003 for a special meeting of stockholders called to approve a merger transaction.

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. In the case of the Company, the 120th day before such date was December 9, 2003, as indicated in both of the 2003 proxy statements. The Staff has strictly construed the deadline, permitting companies to exclude proposals received at the company's executive offices even one day past the deadline. See, e.g., Viacom Inc. (March 10, 2003); SBC Communications Inc. (December 24, 2002); and Hewlett-Packard Company (November 27, 2000). See also Actuant Corporation (November 26, 2003). The Proponents failed to deliver the Proposal to the Company's principal executive office on or before the December 9, 2003 deadline, as required by Rule 14a-8(e) and set forth in both of the Company's 2003 proxy statements.

For the reasons set forth above, the Company respectfully requests the concurrence by the Staff in its determination to omit the Proposal from the Company's Proxy Materials under Rule 14a-8(e) and requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits such Proposal.

In accordance with Rule 14a-8(j), six copies of this letter, including Exhibit A, are enclosed, and a copy of this letter is being sent to the Proponents. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions regarding this request or require additional information, please contact the undersigned at telephone (713) 427-8814 or facsimile (713) 654-7722.

Very truly yours,

EDGE PETROLEUM CORPORATION

Robert C. Thomas
Vice President, General Counsel and Corporate Secretary

Enclosures
cc: Marlin Capital Corp.
The Private Investment Fund LP
Mark G. Egan

(EXHIBIT A)

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

January 7, 2004

VIA FedEX &
VIA Facsimile

Robert C. Thomas
Corporate Secretary
Edge Petroleum Corporation
1301 Travis
Suite 2000
Houston, TX 77002

Re: Notice of Intention to Present Business at 2004 Annual Meeting

Dear Mr. Thomas

We have been advised that January 8, 2004 is the deadline for a stockholder to submit a proposal for inclusion in the 2004 Annual Meeting of Stockholders (the "2004 Annual Meeting") of Edge Petroleum Corporation (the "Corporation"). In accordance with Section 2.8(a) of the Corporation's Second Amended Bylaws (the "Bylaws") and pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 ("Rule 14a-8"), this letter serves as notice that Marlin Capital Corp., The Private Investment Fund, LP and Mark G. Egan (collectively, the "Holders"), stockholders of record of the Corporation, respectfully submit a proposal to reduce the number of directors on the board of directors of the Corporation as set forth on Schedule 1 attached hereto (the "Proposal") for inclusion in the Corporation's proxy statement and proxy card for the 2004 Annual Meeting.

The following is the information required by the Bylaws and Rule 14a-8 with respect to the Proposal:

(i) A description of the Proposal and reason for submission at the 2004 Annual Meeting:

See Schedule 1 attached hereto.

(ii) Name and address of the stockholder(s) submitting the Proposal:

Marlin Capital Corp.
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

The Private Investment Fund LP
John Hancock Center

875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

Mark G. Egan
John Hancock Center
875 N. Michigan Ave., Suite 3412
Chicago, Illinois 60611 - 1896

(iii) Class and number of shares of the Corporation which are owned beneficially by the Holders submitting the Proposal:

The Holders hereby represent that they (a) are the beneficial owners of record of 941,000 of common stock of the Corporation entitled to vote for the election of directors on the date hereof, (b) have held such shares at all time since at least one year prior to the date hereof and that such shares have a market value of at least $2,000, and (c) intend to continue to hold such shares through at least the date following the date of the 2004 Annual Meeting.

(iv) Financial or other interest in submitting the Proposal:

Other than the Holders' interest as stockholders of the Corporation in increasing the efficiency and effectiveness of the board of directors as referenced in the Proposal, the Holders have no financial or other interest in submitting the Proposal.

(v) Intention to appear in person or by proxy:

By signature below, the Holders represent that they intend to appear in person or by proxy through their authorized representative at the 2004 Annual Meeting to present the Proposal.

The Holders request written notice as soon as practicable of any alleged defect in this Notice or the Proposal and reserve the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. The Holders reserve the right to give notice of their intention to present additional business for consideration at the 2004 Annual Meeting or other meeting of the Corporation's stockholders, or to revise the business described herein.

Sincerely,

MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

By: ______________________
Name: Mark G. Egan
Its: President

MARK G. EGAN, individually

____

SCHEDULE 1

Stockholder Proposal Concerning the Size of the Board of Directors

Marlin Capital Corp., the Private Investment Fund LP and Mark G. Egan collectively have given notice that they intend to present for action at the 2004 Annual Meeting the following proposal:

RESOLVED: The stockholders of Edge Petroleum Corporation (the "Corporation") hereby request the board of directors take all steps necessary to change the composition of the board of directors by reducing the actual number of incumbent directors from the current number of eight to five directors. The board of directors should implement the proposal above by means of By-Law changes and/or other necessary procedures in accordance with applicable law. This proposal would be effective for nominees for director at meetings subsequent to the 2004 Annual Meeting and need, therefore, not affect the unexpired terms of the existing directors.

SUPPORTING STATEMENT FROM SHAREHOLDERS

The effective structure and functioning of the board of directors are considered by most observers to be of paramount importance in ensuring the long-term success of a company. Issues relating to the board are viewed as appropriate for shareholder involvement because directors are shareholders' elected representatives. In order to promote a more efficient, functional and flexible board, there should be fewer directors. We believe that the current number of directors is excessive and not in the best interest of the Corporation and its stockholders.

We believe that smaller boards are often more cohesive and work more effectively than large boards. In addition, a smaller board will permit the Corporation greater flexibility by allowing the directors to have more face-to-face meetings on shorter notice throughout the year. Currently the number of directors on the Corporation's board is eight, which we believe is grossly out of proportion to the optimal size for a company with fewer than 35 employees in the oil and gas exploration industry, especially given the Corporation's current market capitalization. Moreover, the only reason that the Corporation's board now has eight directors rather than nine, is because earlier this year one director resigned and the board decided not to fill the vacancy.

This proposal is not intended to effectuate a direct change of control of the Corporation. Rather, we simply desire the Corporation to be more flexible. The current number of directors is unwieldy and only serves the entrenched interests of the current board, rather than the interests of the Corporation and its stockholders. We believe that five directors is the most favorable number and we therefore urge our fellow stockholders to support this reform.

WE URGE YOU TO VOTE FOR THIS PROPOSAL.

Exhibit B

MARLIN CAPITAL CORP.
875 N. MICHIGAN AVE., SUITE 3412
CHICAGO, ILLINOIS 60611

(312) 705-9003

MARK G. EGAN
PRESIDENT

January 27, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Stockholder Proposal to Reduce the Number of Directors on the Board of Directors of Edge Petroleum Corporation (the "Corporation")

Ladies and Gentlemen:

This letter is in response to the January 13, 2004 letter from Robert C. Thomas, General Counsel of the Corporation (the "Board's Response"). The Corporation seeks to omit the proposal submitted on behalf of Marlin Capital Corp., the Private Investment Fund LP, and Mark G. Egan (collectively, the "Proponents"), entitled, "Stockholder Proposal Concerning the Size of the Board of Directors," by asserting that it was not timely submitted under Rule 14a-8(e). However, the Proponents believe that by its correspondence from Mr. Thomas dated June 4, 2003 (a copy of which is attached as Exhibit 4 to the Proponents 13(d) filed on January 7, 2004, the "June Letter"), the Corporation either (i) explicitly amended the deadline by which stockholder proposals were to be submitted or (ii) mislead the Proponents regarding the deadline for submission of proposals. Either way, the Proponents respectfully request that the Staff deny the Corporation's request for no action relief.

Initially, please note that the Board's Response acknowledges that the Proponents' stockholder proposal was received by the Corporation by facsimile on January 7, 2004 (error corrected in January 15, 2004 correspondence from Mr. Thomas) and by Federal Express on January 8, 2004. This acknowledgement is critical to the Proponents' belief that its stockholder proposal should be included in the Corporation's proxy materials for its 2004 annual meeting of stockholders (the "Annual Meeting"), as will be explained more fully below.

In response to several attempts by the Proponents to have the Corporation's board of directors address certain issues related to corporate governance, Mr. Thomas detailed in the June Letter the requirements necessary for a stockholder proposal to be included in the proxy materials for the Annual Meeting. The deadline for submission of proposals for the Annual Meeting, as explicitly stated in the excerpt set forth below from the June Letter, was January 8, 2004:

"...if the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring other business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004."

Throughout the rest of 2003 the Proponents continued to attempt to work with the Corporation's board of directors to institute fundamental changes in the Corporation's corporate governance. However, late in that same year, it became clear to the Proponents that the only way to institute any changes was going to be through a mandate of the Corporation's stockholders. Relying on the June Letter and the deadline contained therein for the submission of stockholder proposals pursuant to Rule 14a-8, the Proponents submitted their proposal on January 7, 2004 for inclusion in the proxy materials for the Annual Meeting.

In the June Letter, the paragraph following the language quoted above begins with the following sentence: "Please note that compliance with the above procedures does not require the Company to include the proposal in the Company's proxy solicitation material, which is a separate matter governed by Rule 14a-8 under the Securities Exchange Act of 1934 as amended." It is unclear which 'procedures' the Corporation is referring to in this statement, since the entire page preceding this sentence contains what could be referred to as 'procedures.' If anything, this sentence appears to direct the Proponents to Rule 14a-8 for procedures related to substance and content, rather than for a submission deadline. In fact, the way the June Letter is written implies that the deadline for submission outlined therein is an entirely separate matter from any procedure that must be fulfilled under Rule 14a-8. The June Letter directs the Proponents to the 2003 proxy materials as a statement of the deadline and procedures to be followed for the submission of a proposal, however the June Letter then goes on to purport to amend one very important 'procedure', the submission deadline.

The final paragraph of the June Letter begins with a sentence that states: "The foregoing information supercedes ***some*** of the information included under "Additional Information – Stockholder Proposals" in the Company's Proxy Statement dated April 7, 2003" (emphasis added). So in the same letter that is intended to assist the Proponents in submitting a stockholder proposal, the Corporation has both referred the Proponents to the April 7 proxy filing and superceded *some* of the information contained in that same filing. Upon further investigation, the only information that is conflicting between the June Letter and the April 7 proxy filing is the deadline for submitting a stockholder proposal pursuant to Rule 14a-8. This logic applies equally to the Corporation's October 31, 2003 proxy statement/prospectus filing which simply repeats practically verbatim the information found in the April 7 proxy filing.

We would not presume that the Corporation would intentionally mislead the Proponents. However, there is only one material difference between the June Letter and the Corporation's April 7 proxy and October 31 proxy filing, that being the date for stockholder proposals. One need not guess what information is the "some " that is superceded by the June Letter, as the date is the only difference. Therefore, the Proponents can only conclude that the Corporation intended to explicitly amend the date by which proposals were to be submitted from December 9, 2003 to January 8, 2004 as expressly indicated in the June Letter. Based on this logic, given the fact that the Proponent's proposal was submitted before the January 8, 2004 deadline, we believe the Proponents' proposal should be included in the Corporation's proxy materials for 2004.

In the Board's Response, Mr. Thomas cites several no-action letters where the Staff has strictly construed the deadline for stockholder proposal submissions. However, none of the cited precedent is applicable due to the fact that these no-action letters do not deal with a situation where the issuer explicitly informed a proponent of a deadline for filing a shareholder proposal for which the proponent relied. Instead, the Proponents would believe more applicable precedent can be found in the Staff Legal Bulletin, No. 14 (July 13, 2001) question 6, where the Staff expresses its view that each proposal will be evaluated in light of the situation surrounding that particular proposal submission.

The Corporation has a history, as indicated in the Proponents' 13(d) filing, of avoiding critical corporate governance issues through technicalities rather than addressing these issues head-on by putting them to a stockholder vote. Once again, rather than being straight forward with its stockholders, the Corporation is attempting to exclude the Proponents' proposal based on linguistic wrangling and technicalities. However, we respectfully request that the Staff carefully review the Corporation's statements in its June Letter and view these statements in light of their most direct meaning. A stockholder should not have to 'interpret' correspondence from an issuer, especially when that stockholder relies on the issuer's direction on matters pertaining to corporate governance and submission deadlines. Please let the stockholders be the ultimate arbitrators of this argument by denying the Corporation's request for no-action treatment.

If the Staff has any questions or concerns please do not hesitate to call. Thank you very much for your attention to this matter.

Very Truly Yours,

MARLIN CAPITAL CORP.

By: [signature]
Name: Mark G. Egan
Its: President

THE PRIVATE INVESTMENT FUND LP, BY ITS GENERAL PARTNER, MARLIN CAPITAL CORP.

By: [signature]

Name: Mark G. Egan
Its: President

MARK G. EGAN, individually

cc: Robert C. Thomas
Vice President, General Counsel and
Corporate Secretary

Additional Information

Stockholder Proposals — Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003. However, if the date of the 2004 Annual Meeting of Stockholders changes by more than 30 days from the date of the 2003 Annual Meeting of Stockholders, the deadline by which proposals must be received is a reasonable time before the Company begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

If a stockholder desires to bring a matter before an annual or special meeting and the proposal is submitted outside the process of Rule 14a-8, the stockholder must follow the procedures set forth in the Company's Bylaws. The Company's Bylaws contain provisions requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders, and providing for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company. Generally, such advance notice provisions provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 45 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 45 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. If the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring business before the 2004 Annual Meeting of Stockholders must notify the Company no later than March 23, 2004. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. Compliance with the above procedures does not require the Company to include the proposed nominee in the Company's proxy solicitation material.

By Authorization of the Board of Directors

Robert C. Thomas

ROBERT C. THOMAS
Vice President, General Counsel & Corporate Secretary

April 7, 2003

Exhibit D

(Excerpts from second-quarter 10Q)

ITEM 5 - OTHER INFORMATION..

On May 7, 2003, the Company's board of directors amended the provisions of the Company's Bylaws requiring that advance notice be delivered to the Company of any business to be brought by a stockholder before an annual meeting of stockholders to change the deadline by which the notice must be given to the Secretary of the Company. As so amended, such advance notice provisions generally provide that written notice must be given to the Secretary of the Company by a stockholder (i) in the event of business to be brought by a stockholder before an annual meeting, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (ii) in the event of nominations of persons for election to the Board of Directors by any stockholder, (a) with respect to an election to be held at the annual meeting of stockholders, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of the Company (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date) and (b) with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs. If the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in the Company's Bylaws. The Bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to the Board of Directors of the Company.

Compliance with the above procedures does not require the Company to include the proposal in the Company's proxy solicitation material. Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its Proxy Statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in the Company's Proxy Statement and form of proxy for the 2004 Annual Meeting of Stockholders must be received by the Company no later than December 9, 2003. However, if the date of the 2004 Annual Meeting of Stockholders changes by more than 30 days from the date of the 2003 Annual Meeting of Stockholders, the deadline by which proposals must be received is a reasonable time before the Company begins to print and mail its proxy materials, which deadline will be set forth in a Quarterly Report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion.

The foregoing information supercedes the information included under "Additional Information - Stockholder Proposals" in the Company's Proxy Statement dated April 7, 2003.

FUTURE STOCKHOLDER PROPOSALS

Edge Petroleum Corporation

Edge's bylaws require written notice to be delivered to the Secretary of Edge by a stockholder:

- in the event of business to be brought by a stockholder before an annual meeting, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and
- in the event of nominations of persons for election to the board of directors by any stockholder,
  - with respect to an election to be held at the annual meeting of stockholders, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders of Edge (with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date), and
  - with respect to an election to be held at a special meeting of stockholders for the election of directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed to stockholders or public disclosure of the date of the special meeting was made, whichever first occurs.

If the date of the 2004 annual meeting of stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 annual meeting, stockholders who wish to nominate directors or to bring business before the 2004 annual meeting of stockholders must notify Edge no later than January 8, 2004. Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in Edge's bylaws. Edge's bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to the board of directors of Edge.

Compliance with the above procedures does not require Edge to include the proposal in its proxy solicitation material. Rule 14a-8 under the Securities Exchange Act of 1934, as amended, addresses when a company must include a stockholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. Under Rule 14a-8, proposals that stockholders intend to have included in Edge's proxy statement and form of proxy for the 2004 annual meeting of stockholders must be received by Edge no later than December 9, 2003. However, if the date of the 2004 annual meeting of stockholders changes by more than 30 days from the date of the 2003 annual meeting of stockholders, the deadline by which proposals must be received is a reasonable time before Edge begins to print and mail its proxy materials, which deadline will be set forth in a quarterly report on Form 10-Q or will otherwise be communicated to stockholders. Stockholder proposals must also be otherwise eligible for inclusion. This information supercedes similar information contained in Edge's 2003 proxy statement.

Miller Exploration Company

In the event that the merger is not completed, Miller will schedule an annual meeting to be held as soon as is reasonably practicable after the Miller special meeting. In such event, Miller stockholders may present a proposal for inclusion in Miller's proxy statement and presentation at the annual meeting a reasonable time before Miller begins to print and mail its proxy materials.

Exhibit F

EDGE PETROLEUM CORPORATION

June 4, 2003

Robert C. Thomas
Vice President & General Counsel

Mr. Mark Egan
Marlin Capital Corporation
General Partner of The Private Investment Fund, LP
875 N. Michigan Avenue
Chicago, IL 60611-1896

CERTIFIED MAIL
NO.70000520001874246141

Dear Mr. Egan,

This letter is in further response to your letter to me of March 24, 2003 and the question asked by your representative, Mr. Logan, at the annual meeting of shareholders of Edge Petroleum Corporation (the "Company") on May 7, 2003. As Mr. Elias advised Mr. Logan at the annual meeting, we do not view your March 24, 2003 letter to constitute continuing shareholder proposals for consideration at the Company's 2004 annual meeting. You should be aware that shareholder proposals for an annual meeting must be made in accordance with the bylaws of the Company and Delaware state law. Our bylaws require, among other things, that the proposal include a representation that the stockholder intends to appear in person or by proxy at the meeting to bring the proposed business before the annual meeting and that the proposal be a proper subject for stockholder action. In addition, there are other legal requirements to keep in mind, including without limitation that some matters, including cumulative voting of shares and the term of directors would require changes to the Company's charter, which under Delaware law would have to be proposed and approved by the Board, and that the proposal when adopted must "work" with the Company's charter and bylaws.

Furthermore, on May 7, 2003, the Board of Directors amended the provisions of the Company's bylaws to change the deadline by which advance notice by a stockholder of any business to be brought before an annual meeting of stockholders must be given to the Secretary of the Company. Generally, the new deadline provides that for business to be brought by a stockholder before an annual meeting, written notice of the stockholder proposals must be given not less than 120 days prior to the anniversary of the prior year's meeting, with certain exceptions if the date of the annual meeting is different by more than specified amounts from the anniversary date of the prior year's meeting. Similar changes were made for shareholder nominations for election to the Board. We did this because management and the Board believed that the original deadline for submission of shareholder proposals, as set forth in our bylaws, did not give enough time to adequately address and respond to such proposals given the pressures and exigencies of proxy season, 10K preparation and earnings release, all of which have been made more tedious by the added requirements of Sarbanes-Oxley. A copy of this bylaw amendment is filed as an exhibit to our latest Quarterly Report on Form 10Q for your reference.

As a result of these changes, if the date of the 2004 Annual Meeting of Stockholders is not more than 30 days before, nor more than 60 days after, the first anniversary of the date of the 2003 Annual Meeting, stockholders who wish to nominate directors or to bring other business before the 2004 Annual Meeting of Stockholders must notify the Company no later than January 8, 2004.

Please note that compliance with the above procedures does not require the Company to include the proposal in the Company's proxy solicitation material, which is a separate matter governed by Rule 14a-8 under the Securities Exchange Act of 1934, as amend. Rule 14a-8 addresses when a company must include a stockholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of stockholders. We refer you to the Company's Proxy Statement dated April 7, 2003 in this regard. Stockholder proposals must also be otherwise eligible for inclusion under federal law.

The foregoing information supersedes some of the information included under "Additional Information - Stockholder Proposals" in the Company's Proxy Statement dated April 7, 2003. I hope the foregoing information is helpful to you. However, this letter is not intended to be a full discussion or acknowledgement of your rights or those of the Company in this area, or to address all of the issues arising under your March 24, 2003 letter or to limit the Company's further actions. You are encouraged to seek your own legal counsel in that regard.

Very Truly Yours,

Robert C. Thomas

RCT/km

cc: Edge Directors

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 25, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Edge Petroleum Corporation
Incoming letter dated January 13, 2004

The proposals relate to the board of directors.

There appears to be some basis for your view that Edge Petroleum may exclude the proposal under rule 14a-8(e)(2), because Edge Petroleum received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Edge Petroleum omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Keir Devon Gumbs
Special Counsel